UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  December 31, 2010

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number  001-10898

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Travelers 401(k) Savings Plan

385 Washington Street

St. Paul, MN 55102

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Travelers Companies, Inc.

485 Lexington Avenue

New York, NY 10017

REQUIRED INFORMATION

The Travelers 401(k) Savings Plan (the “Plan”) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA.

*  Schedules required by Form 5500, which are not applicable, have not been included.

Report of Independent Registered Public Accounting Firm

To the Plan Administrative Committee and Plan Participants of The Travelers 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Travelers 401(k) Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s administrator.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Travelers 401(k) Savings Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s administrator.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
KPMG LLP

Minneapolis, Minnesota

June 21, 2011

THE TRAVELERS 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009

Assets:

Investments at fair value:
Preferred stock	$92,387,193	$96,116,202
Common stock	275,258,516	271,151,154
Mutual funds	1,829,267,163	1,864,128,183
Collective/common trust funds	482,812,074	34,046,235
Fidelity BrokerageLink investments	72,455,899	54,923,486
Benefit-responsive investment contracts with financial institutions	606,341,678	573,868,847
Wrapper contract	663,393	329,988
Short-term investments	14,809,989	34,076,995
Total investments	3,373,995,905	2,928,641,090

Receivables:
Employer contributions	93,900,534	92,643,712
Notes receivable from participants	69,987,691	61,566,122
Investments sold but not delivered	2,381,865	3,988,171
Accrued interest and dividends	238	303
Other receivables	—	689,403
Total receivables	166,270,328	158,887,711

Cash	13,154	30,182

Total assets	3,540,279,387	3,087,558,983

Liabilities:

Accrued expenses	821,788	977,799
Other payables	3,087,553	2,584,196
Total liabilities	3,909,341	3,561,995

Net assets available for benefits, before adjustment to contract value	3,536,370,046	3,083,996,988

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	560,037	20,200,005

Net assets available for benefits	$3,536,930,083	$3,104,196,993

See accompanying notes to financial statements.

THE TRAVELERS 401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2010 and 2009

	2010	2009
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$296,819,061	$357,083,047
Interest	16,766,254	17,011,654
Preferred dividends	2,687,911	3,061,725
Common dividends	7,253,038	7,032,629
Mutual funds dividends	26,537,190	30,563,779
Total investment income	350,063,454	414,752,834

Contributions:
Employer	93,900,534	99,087,524
Employee	194,633,585	188,010,372
Rollover	19,768,569	14,966,351
Total contributions	308,302,688	302,064,247

Other additions	—	758,552
Total additions	658,366,142	717,575,633

Deductions from net assets attributed to:
Paid to participants in cash	215,116,875	158,664,775
Common stock distributed at fair value	7,065,719	6,637,678
Administrative expenses	3,450,458	2,561,936
Total deductions	225,633,052	167,864,389

Net increase	432,733,090	549,711,244

Net assets available for benefits:
Beginning of year	3,104,196,993	2,554,485,749
End of year	$3,536,930,083	$3,104,196,993

See accompanying notes to financial statements.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements

Note 1                  Description of the Plan

The following brief description of The Travelers 401(k) Savings Plan (the “Plan”) is provided for general information purposes.  Participants should refer to the Plan document and the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan, which provides retirement and other benefits to eligible employees of participating companies.  The Travelers Companies, Inc. (TRV) and participating affiliated employers (collectively, the “Company”) currently participate in the Plan.  The Company has appointed the Administrative Committee as the delegated authority for administrative matters involving the Plan and the Benefit Plans Investment Committee as the delegated authority for management and control of the assets of the Plan (including the designation of investment funds).  Fidelity Management Trust Company (“FMTC”) is the trustee for the trust maintained in connection with the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participation

All U.S. employees of participating companies, as defined by the Plan, are eligible to participate immediately upon employment, subject to limited exclusions.

Employee Contributions

Eligible employees who elect to participate in the Plan may contribute up to 75% of their eligible compensation (as defined by the Plan) into the Plan subject to statutory limitations of $16,500 in both 2010 and 2009.  A participant who is, or will be, age 50 or older by the end of the year, can make additional catch-up contributions to a limit of $5,500 in both 2010 and 2009. Employee contributions can be made pre-tax, after-tax through the Roth 401(k) or a combination of both up to the applicable limit. Newly hired eligible employees are automatically enrolled at a 5% pre-tax contribution rate, if they do not affirmatively make an election not to participate, to participate at a different rate or to contribute on an after-tax Roth 401(k) basis.  Temporary status employees are eligible to participate in the Plan, however, they will not be automatically enrolled.

Employer Contributions

The Company matches 100% of the Plan participant’s contributions, up to the first 5% of annual eligible pay, subject to a maximum annual match amount of $5,000.  The Company matching contribution is made once a year and is invested according to the participant’s current investment election for new contributions going into the Plan.  Employer contributions totaling $93,071,038 for plan year 2010 and $91,733,609 for plan year 2009 were made into the Plan on January 27, 2011 and January 27, 2010, respectively.  Except for cases of retirement or termination due to disability or death, the matching contribution was made only to participants employed on the last working day of December.  Individuals whose base pay as of December 31, 2010 is $175,000 or more will not be eligible for the matching contribution for the 2011 plan year.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 1                  Description of the Plan (continued)

In 2009, in addition to the Company matching contribution, the Company made a special contribution to each employee having a base salary of $60,000 or less as of December 31, 2008, in the amount of 1% of base salary up to a maximum of $500 regardless of the employee having contributed to the Plan.  The total special 2009 contribution of $6,443,812 was made on January 29, 2009.

The Aetna Supplemental Company Contribution (the Supplemental Contribution) was established under the Travelers 401(k) Plan in conjunction with the April 2, 1996 acquisition by Travelers Insurance Group Holdings Inc. (TIGHI) of the outstanding capital stock of Travelers Casualty and Surety Company (formerly Aetna Casualty and Surety Company) and The Standard Fire Insurance Company.  TIGHI is a wholly-owned subsidiary of Travelers Property Casualty Corporation which is a wholly-owned subsidiary of TRV.  The Supplemental Contribution provides a fixed annual contribution into the Plan for eligible employees (“Aetna participants”). The contribution amount for each Aetna participant is fixed for each year the employee remains actively employed with the Company.  In the year an employee terminates employment, retires, becomes disabled or dies, the contribution will be prorated to reflect the number of full months worked.  The Aetna participants are fully vested in this supplemental account. The Supplemental Contributions totaling $829,496 for plan year 2010 and $910,103 for plan year 2009 were made into the Plan on February 2, 2011 and February 10, 2010, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, employer contributions and allocations of Plan earnings as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants may elect to have their contributions invested in the funds listed in the Plan’s provisions as they choose and may generally also transfer their balances daily among these funds.

Rollover Contributions

The Plan allows for rollover contributions to be made to the Plan by eligible participants.  These rollover contributions are eligible distributions from other tax-qualified plans or individual retirement accounts or annuities that participants elect to have invested in the Plan either by a direct rollover to the Plan or by a distribution followed by a contribution within sixty days of receipt.

Vesting

Participants are 100% vested in their contributions, the Supplemental Contribution and related earnings.  In general, Company matching contributions and the special 2009 contribution allocated to participants vest after three years of service.  Participants also become vested in full if they reach age 62 while employed, terminate employment due to a disability, die prior to termination of employment or while in qualified military service, or upon termination of the Plan.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 1                  Description of the Plan (continued)

Forfeitures

Forfeitures are transferred to a forfeiture account, which is maintained for the Plan as a whole and is not attributable to any given participant.  The balance of the forfeiture account may be used to correct errors in the accounts of other participants, restore prior forfeitures, pay Plan administrative expenses or reduce matching contributions to the Plan, as directed by the Company.  At December 31, 2010 and 2009, the forfeiture account totaled $1,599,173 and $1,558,592, respectively.  Forfeitures used totaled $2,235,692 and $1,570,494 for 2010 and 2009, respectively.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Company common and preferred stock allocated to his or her account and will be notified prior to the time that such rights are to be exercised.  FMTC will vote shares for which no directions have been timely received, and shares not credited to any participant’s account, in proportion to the vote cast by participants who have timely responded.   The Plan holds shares of Citigroup, Inc. common stock as a result of a prior spin-off of the Travelers 401(k) Plan from a plan maintained by Citigroup, Inc., and such shares are voted in the same manner as described above for Company shares.

Notes receivable from participants

Participants may request to receive a loan from the Plan subject to a minimum of $1,000 and a maximum of the lesser of 50% of the participant’s vested account balance or $50,000 minus the highest outstanding loan balance during the past 12 months.  Participants can only have two loans outstanding at a time.  Effective April 1, 2009, the interest rate established at the inception of a loan is equal to the prime lending rate as reported by Reuters as of the last business day of the month prior to the month in which the loan originates, plus one percentage point.  Prior to April 1, 2009 the interest rate established at the inception of a loan was equal to the prime lending rate listed in the Wall Street Journal, as of the first of the month, plus one percentage point.  Generally, loans are repaid by payroll deduction over a maximum period of five years (twenty years if the loan is designated as a primary residence loan).  A one-time set-up fee of $35 per loan is charged against the participant’s account.  In addition, ongoing quarterly loan maintenance fees of $3.75 per loan are charged against the participant’s account for each calendar quarter in which a balance on such loan is outstanding.  At December 31, 2010, there were 11,218 outstanding loans totaling $69,987,691.  At December 31, 2009, there were 10,013 outstanding loans totaling $61,566,122.

Distributions and withdrawals

Participants or beneficiaries may receive distributions from vested accounts under the Plan upon termination of employment, retirement, or death.  Distributions are made in the form of a lump-sum payment, or, if the vested account balance is greater than $5,000, in installments.  Beginning October 1, 2010, if a participant’s vested account balance following termination of employment is at least $1,000 but not more than $5,000 and the participant does not provide distribution instructions, the account will automatically be rolled over to a Fidelity IRA.

Participants are allowed to take in-service withdrawals from vested accounts after age 59½.  Prior to that age, withdrawals are allowed from selected accounts in the event of a defined financial hardship to satisfy the financial need.  Any hardship withdrawal prior to age 59½ from an account

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 1                  Description of the Plan (continued)

that holds 401(k) contributions is generally limited to the amount of 401(k) contributions made to such account, reduced by prior withdrawals from the account.  Withdrawals are also allowed for any reason from accounts funded by rollover contributions (defined above), as well as from certain after-tax accounts and predecessor accounts.  The after-tax accounts relate to employee after-tax contributions made under prior rules of the legacy plans (these are separate from Roth 401(k) contributions).  Other special withdrawal rights may apply to certain specified accounts or with respect to certain specified participants.

In-service withdrawals from accounts holding Roth 401(k) contributions are generally allowed under the same circumstances as withdrawals from accounts holding pre-tax 401(k) contributions, but Roth 401(k) contributions are generally withdrawn last.  The plan also provides for an in-plan Roth conversion option for participants who are otherwise eligible to receive in-service withdrawals of amounts other than Roth 401(k) contributions.  An in-plan Roth conversion permits the participant to pay income tax on pre-tax amounts and convert them to Roth status.  The predecessor accounts eligible for early withdrawal are accounts that were established in various legacy plans that require separate recordkeeping.

To the extent an account is invested in Company preferred or common shares, a withdrawal or distribution can be in the form of common shares or cash.  Company preferred shares are converted to common shares as necessary to make any distribution in the form of shares.  To the extent an account is invested in Citigroup, Inc. common shares, a withdrawal or distribution can be in the form of Citigroup common shares or cash.  Any hardship withdrawal prior to age 59½ is in cash.

Fidelity BrokerageLink Investments Fees

The Fidelity BrokerageLink investment option allows a participant to establish a brokerage account with Fidelity, which provides the opportunity to select from thousands of mutual funds, stocks, bonds, certificates of deposit, U.S. Treasury securities, mortgage-backed securities and other financial instruments. While there are no BrokerageLink annual account fees charged to participants, the investment options available through BrokerageLink have associated fees.

Administrative Expenses

Administrative expenses of the Plan are paid by the participants of the Plan to the extent not paid by the Company and allowable by the Plan.

Note 2                  Significant Accounting Policies

Basis of Presentation

The accompanying Plan financial statements were prepared in conformity with U.S. generally accepted accounting principles (“GAAP”).

The Plan values the holdings of benefit-responsive investment contracts at fair value.  The contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 2                  Significant Accounting Policies (continued)

Notes receivable from participants are valued at their outstanding balances.

Adoption of Accounting Standards Updates

In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, which indicates participant loans should be classified as notes receivable measured at their unpaid principal balance plus any accrued but unpaid interest and that such loans are exempt from the fair value and credit quality disclosure requirements.  ASU 2010-25 is effective for periods ending after December 15, 2010 and is required to be adopted retrospectively.  Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported at December 31, 2009.  The amount of participant loans at December 31, 2009 has been reclassified to “Notes receivable from participants” within the statements of net assets available for benefits in conformity with ASU 2010-25.

Use of Estimates

The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates and assumptions.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, changes in the values of investment securities will occur in the near term that could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan provides for investment in the Company’s preferred and common stock funds and other common stock.  At December 31, 2010 and 2009, approximately 10% and 11% of the Plan’s total assets were invested in the common stock and preferred stock of the Company, respectively.  The underlying values of the Company common stock and preferred stock are entirely dependent upon the performance of the Company and the market’s evaluation of such performance.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in fair value of investments includes gains and losses in investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.

Payment of Benefits

Benefit payments are recorded when paid.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 3                  Investments

The following table presents investments that individually represent 5% or more of the Plan’s net assets available for benefits at December 31, 2010 and 2009:

	2010	2009
Investments at Quoted Fair Value:

Travelers Companies, Inc., 4,511,243 and 5,060,842 shares, respectively	$251,321,348	$252,333,582
Vanguard Institutional Index Fund — Institutional Plus Class, 3,134,074 and 2,827,304 shares, respectively	360,449,908	288,328,453
American Funds Growth Fund of America — Class R6, 10,950,591 shares	333,335,986	—
American Funds Growth Fund of America — Class R5, 11,334,723 shares	—	309,211,256
Fidelity Diversified International Fund Class K, 8,116,545 shares	—	227,100,932
Vanguard Total Bond Market Index Fund — Institutional Plus Shares, 20,925,242 shares	221,807,563	—
Fidelity U.S. Bond Index Fund, 19,311,574 shares	—	213,586,011
Thornburg International Value Fund — Class R5, 6,987,236 shares	199,834,959	—

Investments at Estimated Fair Value:

Monumental Life Insurance, MDA00987TR	192,023,447	185,289,046

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 3                  Investments (continued)

Net appreciation (depreciation) in the fair value in investments as set forth in the table below, includes gains/losses on investments bought/sold during the year as well as unrealized appreciation (depreciation) on investments held at year end.

	2010	2009
Preferred stock	$10,336,900	$8,718,771
Common stock	34,882,915	1,836,135
Mutual and collective/common trust funds	245,155,343	337,980,884
Fidelity BrokerageLink investments	6,443,903	8,555,412
Other	—	(8,155)

Net appreciation in fair value of investments	$296,819,061	$357,083,047

Note 4                  Fair Value Measurements

The Plan’s estimates of fair value for financial assets and financial liabilities are based on the framework established in the fair value accounting guidance.  The framework is based on the inputs used in valuation, gives the highest priority to quoted prices in active markets and requires that observable inputs be used in valuations when available.

The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Plan’s significant market assumptions.  The level in the fair value hierarchy within which the fair value measurement is reported is based on the lowest level input that is significant to the measurement in its entirety.  The three levels of the hierarchy are as follows:

Level 1 - Unadjusted quoted market prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.

Level 3 - Valuations based on models where significant inputs are not observable.  The unobservable inputs reflect the Plan’s own assumptions about the inputs that market participants would use.

Valuation of Investments Reported at Fair Value in Financial Statements

The fair value of a financial instrument is the estimated amount at which the instrument could be exchanged in an orderly transaction between knowledgeable, unrelated willing parties, i.e., not in a forced transaction.  The estimated fair value of a financial instrument may differ from the amount that could be realized if the security was sold in an immediate sale, e.g., a forced transaction.  Additionally, the valuation of fixed maturity investments is more subjective when markets are less liquid due to the lack of market based inputs, which may increase the potential that the estimated fair value of an investment is not reflective of the price at which an actual transaction would occur.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 4                  Fair Value Measurements (continued)

For investments that have quoted market prices in active markets, the Plan uses the unadjusted quoted market prices as fair value and includes these prices in the amounts disclosed in Level 1 of the hierarchy.  The Plan receives the quoted market prices from a third party, nationally recognized pricing service (pricing service).  When quoted market prices are unavailable, the Plan utilizes a pricing service to determine an estimate of fair value. The fair value estimates provided from this pricing service are included in the amount disclosed in Level 2 of the hierarchy.  If quoted market prices and an estimate from a pricing service are unavailable, the Plan produces an estimate of fair value based on internally developed valuation techniques, which, depending on the level of observable market inputs, will render the fair value estimate as Level 2 or Level 3.  The Plan bases all of its estimates of fair value for assets on the bid price as it represents what a third-party market participant would be willing to pay in an arm’s length transaction.

Plan investments are stated at fair value, except for short-term money market investments which are valued at cost plus accrued interest which approximates fair value.

Travelers preferred stock is based on a valuation model provided by an independent appraiser. The model takes into consideration the available information on Travelers common stock, other publicly traded securities, economic conditions and the dividend rate per share. Due to the limited observable market information, the Plan includes the fair value estimate for Travelers preferred stock in Level 3.

Common stocks traded on national securities exchanges are valued at their closing market prices.  Mutual funds are valued at their quoted net asset value.  The Plan receives prices from a nationally recognized pricing service that are based on observable market transactions and includes these estimates in the amount disclosed in Level 1.

The unit interests in the collective/common trust funds are valued at the net asset value per unit as reported by the sponsor of the collective/common trust funds derived from the exchange where the underlying securities are primarily traded and are redeemable daily. The Plan includes the fair value estimates of these securities in Level 2.

Benefit-responsive investment contracts with financial institutions consist of synthetic guaranteed investment contracts (“Synthetic GICs”) which are reported at fair value.  Synthetic GICs are valued at the fair market value of the underlying assets of the master trust derived from the exchange where the securities are primarily traded. The Plan includes the fair value estimates of the Synthetic GICs in Level 2. The fair value of the wrapper contracts associated with the Synthetic GICs are based on the wrap contract fees provided by insurance companies and are disclosed in Level 3 due to the significant inputs being unobservable. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

The BrokerageLink investments are reported at fair value. For the majority of BrokerageLink investments the Plan receives prices from a nationally recognized pricing service that are based on observable market transactions and includes these estimates in the amount disclosed in Level 1 (equities, mutual funds and government bonds).  The corporate bonds are disclosed in Level 2 since significant inputs are market observable. The certificates of deposits are valued at their certificate balances, which approximates fair value and are disclosed in Level 3 due to the significant inputs being unobservable.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 4                  Fair Value Measurements (continued)

Fair Value Hierarchy

The following tables present the level within the fair value hierarchy at which the Plan’s financial assets are measured on a recurring basis at December 31, 2010 and 2009.

December 31, 2010	Total	Level 1	Level 2	Level 3

Invested assets:
Preferred stock	$92,387,193	$—	$—	$92,387,193
Common stock	275,258,516	275,258,516	—	—
Mutual funds
Growth funds	535,289,385	535,289,385	—	—
Blended funds	487,019,604	487,019,604	—	—
Bond fund	247,388,226	247,388,226	—	—
Value funds	218,952,590	218,952,590	—	—
International fund	199,834,959	199,834,959	—	—
Balanced fund	88,455,834	88,455,834	—	—
Money market fund	52,326,565	52,326,565	—	—
Collective/common trust funds				—
Target fund	335,914,912	—	335,914,912	—
International	106,495,673	—	106,495,673	—
Stable value	35,456,197	—	35,456,197	—
International emerging markets	4,945,292	—	4,945,292	—
Fidelity BrokerageLink investments	72,455,899	70,319,760	403,842	1,732,297
Benefit-responsive investment contracts	606,341,678	—	606,341,678	—
Wrapper contract	663,393	—	—	663,393
Short-term investments	14,809,989	14,809,989	—	—

Total	$3,373,995,905	$2,189,655,428	$1,089,557,594	$94,782,883

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 4                  Fair Value Measurements (continued)

December 31, 2009	Total	Level 1	Level 2	Level 3

Invested assets:
Preferred stock	$96,116,202	$—	$—	$96,116,202
Common stock	271,151,154	271,151,154	—	—
Mutual funds
Growth funds	473,899,592	473,899,592	—	—
Blended funds	394,398,794	394,398,794	—	—
Target date funds	247,570,635	247,570,635	—	—
International fund	227,100,932	227,100,932	—	—
Bond fund	213,586,011	213,586,011	—	—
Value funds	164,367,573	164,367,573	—	—
Balanced fund	81,911,455	81,911,455	—	—
Money market fund	61,293,191	61,293,191	—	—
Collective/common trust fund
Stable value	34,046,235	—	34,046,235	—
Fidelity BrokerageLink investments	54,923,486	52,089,666	237,417	2,596,403
Benefit-responsive investment contracts	573,868,847	—	573,868,847	—
Wrapper contracts	329,988	—	—	329,988
Short-term investments	34,076,995	34,076,995	—	—

Total	$2,928,641,090	$2,221,445,998	$608,152,499	$99,042,593

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 4                  Fair Value Measurements (continued)

The following tables present the changes in the Level 3 fair value category during the period indicated.

Level 3 Assets

Year Ended December 31, 2010

	Preferred Stock	Fidelity BrokerageLink Investments	Wrapper Contract	Total
Balance at January 1, 2010	$96,116,202	$2,596,403	$329,988	$99,042,593

Realized investment gains/(losses) and net investment income	8,979,099	(17,394)	—	8,961,705

Amount of total gains or losses for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	1,077,046	12,999	333,405	1,423,450

Purchases	—	268,998	—	268,998
Sales	(13,785,154)	(1,128,709)	—	(14,913,863)
Settlements/maturities	—	—	—	—

Balance at December 31, 2010	$92,387,193	$1,732,297	$663,393	$94,782,883

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 4                  Fair Value Measurements (continued)

Level 3 Assets

Year Ended December 31, 2009

	Preferred Stock	Fidelity BrokerageLink Investments	Wrapper Contracts	Guaranteed Investment Contract	Total
Balance at January 1, 2009	$98,905,441	$4,683,769	$555,083	$685,155	$104,829,448

Realized investment gains/(losses) and net investment income	6,662,702	(9,150)	—	—	6,653,552

Amount of total gains or losses for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	1,861,551	28,767	(225,095)	—	1,665,223

Purchases	—	1,176,017	—	—	1,176,017
Sales	(11,313,492)	(3,283,000)	—	—	(14,596,492)
Settlements/maturities	—	—	—	(685,155)	(685,155)

Balance at December 31, 2009	$96,116,202	$2,596,403	$329,988	$—	$99,042,593

The Plan had no financial assets that were measured at fair value on a non-recurring basis during the years ended December 31, 2010 and 2009.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 5                  Benefit-Responsive Investment Contracts with Financial Institutions

The Plan’s Stable Value Fund (the “Fund”) is comprised of investments held in the Dwight funds listed below as well as Synthetic GICs held in the SEI Stable Value Fund.

Synthetic GICs.  A Synthetic GIC, also known as a wrap contract, is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of bonds or other fixed income securities that are owned by the issuer.  The assets underlying the contract are maintained separate from the issuer’s general assets, usually by a third party custodian.  The contract provides an interest rate not less than zero. Such contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the value of the contract, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

The assets underlying the contracts consist of commingled trust funds sponsored by Dwight Asset Management. The fair value of those funds at December 31, 2010 and 2009 is as follows:

	2010	2009
Dwight Target Fund 2	$321,345,864	$280,449,379
Dwight Target Fund 5	159,002,584	174,984,879
Dwight Intermediate Core Fund	125,993,230	118,434,589

Total	$606,341,678	$573,868,847

Primary variables impacting future crediting rates of the Synthetic GICs include current yield of the assets within the contract, duration of the assets covered by the contract, and existing difference between the market value and contract value of the assets within the contract.  Synthetic GICs are designed to reset the respective crediting rate, typically on a quarterly basis.  These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the assets of the fund, but rather are amortized, over the duration of the underlying assets or other agreed upon period, through adjustments to the future interest crediting rates.  The issuer guarantees that all qualified participant withdrawals will occur at contract value, which represents contributions made under the contract, plus earnings, less withdrawals made under the contract and administrative expenses.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 5                  Benefit-Responsive Investment Contracts with Financial Institutions (continued)

Events Limiting Ability to Receive Contract Value.  Certain events limit the ability of the Plan to transact at contract value with the issuer.  While the events may differ from contract to contract, the events typically include: (i) amendments to the Plan documents; (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Plan, the withdrawal from the wrap contract at the direction of the Company, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Company, or the Company’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Plan or Fund, and (vii) the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund.  At this time, the Company does not believe that the occurrence of any events, such as those described above, which would limit the Plan’s ability to transact at contract value with participants, are probable.

Contract Termination.  Synthetic GICs generally are evergreen contracts that permit termination upon notice at any time, and provide for automatic termination if the contract value or the market value of the contract equals zero.  If the market value of the contract equals zero, the issuer of the Synthetic GICs is obligated to pay the difference between the market value and the contract value.  If the Plan defaults in its obligations under the contract and the default is not cured within a cure period, the issuer may terminate the contract and the Plan will receive the market value as of the date of termination.  The Synthetic GICs generally permit the issuer or investment manager to convert the wrapped portfolio to a declining duration strategy, in which case the contract would terminate at a date that corresponds to the duration of the underlying fixed income portfolio on the date of an amortization election (“Amortization Election”).  After the effective date of an Amortization Election, the fixed income portfolio must conform to the guidelines agreed upon by the issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date.  The Plan may make an Amortization Election if the contract permits the issuer to terminate at market value, the issuer terminates the contract, and the contract provides for such an Amortization Election.

The Synthetic GICs are placed with or guaranteed by a financial institution whose Standard & Poor’s credit rating is AA- or higher.

Average Yield.  The average yield of the contracts is as follows:

	2010	2009
Average yields:
Based on actual earnings	2.01%	3.41%
Based on interest rate credited to participants	2.04%	2.47%

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 6                  Party-in-Interest Transactions

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applies.  The following transactions with related parties are specifically exempted from the “prohibited transactions” provisions of ERISA and the Internal Revenue Code:

•                  The Plan invests in funds managed by an affiliate of FMTC, a party-in-interest as defined by ERISA as a result of being trustee of the Plan.

•                  The Plan also engages in transactions involving the acquisition or disposition of common stock and preferred stock of the Company, a party-in-interest with respect to the Plan.

Note 7                  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  Upon such termination, the Plan administrator may direct the Plan trustee to distribute participant account balances.  Upon termination of the Plan, participant account balances would vest in full.

Note 8                  Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated December 31, 2003, that the Plan as designed is qualified under Section 401(a) of the Internal Revenue Code and the Trust is qualified under Section 501(a) of the Internal Revenue Code.  The Plan has been amended and restated since receiving the determination letter.  The Plan administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 9                  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2010 and December 31, 2009 to Form 5500:

	December 31,	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$3,536,930,083	$3,104,196,993
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(560,037)	(20,200,005)
Net assets available for benefits per the Form 5500	$3,536,370,046	$3,083,996,988

The following is a reconciliation of investment income per the financial statements to the Form 5500:

	Year Ended	Year Ended
	December 31,	December 31,
	2010	2009
Total investment income/(loss) per the financial statements	$350,063,454	$414,752,834
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts — current year	(560,037)	(20,200,005)
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts — prior year	20,200,005	49,169,320
Total investment income/(loss) per the Form 5500	$369,703,422	$443,722,149

Note 10               Legal and Other Matters

Franklin Templeton Funds Settlement

The Plan received settlement proceeds in the amount of $66,651 in 2009 under a settlement and distribution plan established in connection with SEC proceedings against the investment advisors of the Franklin Templeton Funds related to late trading and/or market timing activities that were alleged to have occurred from December 31, 1996 through October 18, 2001.  The settlement, which is included in “Other additions” in the Statement of Changes in Net Assets Available for Benefits in 2009, was used to pay Plan expenses in 2009.

THE TRAVELERS 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

Note 10               Legal and Other Matters (continued)

Securities Settlement

In November, 2004, two purported class actions were brought in the U.S. District Court for the District of Minnesota by certain shareholders of the Company against the Company and certain of its current and former officers and directors.  These two actions were consolidated as In re St. Paul Travelers Securities Litigation II.  An amended consolidated complaint was filed alleging violations of federal securities laws in connection with (i) the Company’s alleged failure to make disclosure relating to the practice of paying brokers commissions on a contingent basis, (ii) the Company’s alleged involvement in a conspiracy to rig bids and (iii) the Company’s allegedly improper use of finite reinsurance products.  On January 17, 2008, the parties in In re St. Paul Travelers Securities Litigation II entered into a stipulation of settlement resolving the case.  On July 11, 2008, the District Court approved the settlement.  On January 22, 2010 the Plan’s share of the settlement of $674,820 was determined, which is included in “Other additions” in the Statement of Changes in Net Assets Available for Benefits in 2009.  On July 30, 2010, the Plan received the proceeds from the settlement, in the amount of $674,820.  Of the settlement amount, $651,959 was allocated to participant’s accounts on October 13, 2010 after adjusting for fees paid and interest received.

Note 11               Subsequent Events

Conversion of Preferred Stock

On April 21, 2011, TRV announced that its Board of Directors approved a 14% increase in the quarterly dividend payable on shares of common stock.  This increase caused the dividend rate on the next dividend of Company common stock to exceed the equivalent rate on Company preferred stock.  The Board of Directors subsequently authorized the redemption of the preferred stock, which is a class of stock held only by the Plan.  The Plan had the right, at any time prior to redemption, to convert the preferred stock into common stock (each one share of preferred stock was convertible into eight shares of common stock).  Prior to the redemption of the preferred stock, TRV and the Benefit Plans Investment Committee engaged an independent fiduciary, Evercore Trust Company, N.A., to evaluate whether redemption or conversion was in the best interests of Plan participants and beneficiaries.  The independent fiduciary determined that conversion was the appropriate course of action.  The conversion of preferred stock into common stock was completed on June 7, 2011.

Schedule 1

THE TRAVELERS 401(k) SAVINGS PLAN

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2010

		Maturity	Number of
Identity of Issue	Rate	Date	Shares/Unit	Current Value
Preferred Stock
*Travelers Companies, Inc., Series B Convertible			206,152	$92,387,193

Common Stock
*Travelers Companies, Inc.			4,511,243	251,321,348
Citigroup, Inc.			5,060,712	23,937,168
				275,258,516
Mutual Funds
Vanguard Institutional Index Fund — Institutional Plus Class			3,134,074	360,449,908
American Funds Growth Fund of America — Class R6			10,950,591	333,335,986
Vanguard Total Bond Market Index Fund — Institutional Plus Shares			20,925,242	221,807,563
Thornburg International Value Fund — Class R5			6,987,236	199,834,959
Morgan Stanley Institutional Fund Trust: Mid Cap Growth Portfolio — Class I			3,908,171	145,970,169
Neuberger Berman Genesis Fund — Institutional Class			2,753,910	126,569,696
American Beacon Large Cap Value Fund — Institutional Class			5,691,254	110,979,449
*Fidelity Puritan Fund — Class K			4,938,908	88,455,834
Goldman Sachs Mid Cap Value Fund — Institutional Class			1,793,254	64,826,115
Baron Growth Fund — Institutional Class			1,088,533	55,983,230
Vanguard Prime Money Market Fund — Institutional Class			52,326,565	52,326,565
Target Small Cap Value Portfolio — Class T			2,095,533	43,147,026
Pimco Total Return Fund — Institutional Class			2,357,665	25,580,663
				1,829,267,163

See accompanying report of independent registered public accounting firm.

Schedule 1- Continued

THE TRAVELERS 401(k) SAVINGS PLAN

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2010

		Maturity	Number of
Identity of Issue	Rate	Date	Shares/Unit	Current Value
Collective/Common Trust Funds
SSgA World ex. U.S. Index Non-Lending Series Fund — Class C			8,947,712	$106,495,673
Vanguard Target Retirement 2025 Trust II			4,227,003	78,453,177
Vanguard Target Retirement 2015 Trust II			2,842,868	57,226,933
Vanguard Target Retirement 2045 Trust II			2,955,187	51,893,077
Vanguard Target Retirement 2035 Trust II			2,379,652	41,643,903
SEI Stable Value Fund			35,456,197	35,456,197
Vanguard Target Retirement 2020 Trust II			1,505,152	29,049,429
Vanguard Target Retirement 2030 Trust II			1,054,994	18,789,440
Vanguard Target Retirement 2040 Trust II			754,570	13,265,335
Vanguard Target Retirement Income Trust II			584,675	13,634,614
Vanguard Target Retirement 2010 Trust II			589,102	12,300,460
Vanguard Target Retirement 2050 Trust II			589,047	10,402,571
Vanguard Target Retirement 2005 Trust II			420,726	9,255,973
SSgA Emerging Markets Index Non-Lending Series Fund — Class C			266,996	4,945,292
				482,812,074

*Fidelity BrokerageLink Investments				72,455,899

Benefit-responsive Investments with Financial Institutions
Monumental Life Insurance, MDA00987TR
Dwight Target 2 Fund	1.54%	Various	10,545,423	192,023,447

Pacific Life Insurance Company, G-26926-01
Dwight Target 2 Fund	2.56%	Various	3,552,987	64,696,955
Dwight Target 5 Fund	2.56%	Various	3,848,206	79,545,242
Dwight Intermediate Core Fund	2.56%	Various	4,899,735	63,031,441

Natixis Financial Products, Inc., 1923-01
Dwight Target 2 Fund	2.31%	Various	3,549,060	64,625,462
Dwight Target 5 Fund	2.31%	Various	3,843,953	79,457,342
Dwight Intermediate Core Fund	2.31%	Various	4,894,321	62,961,789
				606,341,678

See accompanying report of independent registered public accounting firm.

Schedule 1- Continued

THE TRAVELERS 401(k) SAVINGS PLAN

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2010

		Maturity	Number of
Identity of Issue	Rate	Date	Shares/Unit	Current Value
Wrapper Contract
Pacific Life Insurance Company, G-26926-01	2.56%	Evergreen		$663,393

Short-Term Investments

*Fidelity Management Trust Company, Institutional Cash Portfolio, MM Fund Class 1 Shares	0.21%	due on demand		14,809,989

*Notes receivable from participants	11,218 loans, 4.25% to 11.0%, 5 year maximum term with the exception of home loans (20 years)			69,987,691

Total				$3,443,983,596

See accompanying report of independent registered public accounting firm.

* Parties-in-interest as defined by ERISA.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

June 21, 2011	THE TRAVELERS 401(k) SAVINGS PLAN
(The Plan)

	By:	/s/ John P. Clifford Jr.

John P. Clifford Jr.
Executive Vice President, Human Resources and Plan Administrator

Member of the Administrative
Committee for The Travelers 401(k) Savings Plan